UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No.   )1

Adept Technology, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

006854202
(CUSIP Number)

July 28, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

_______________
1  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 006854202

1	NAME OF REPORTING PERSON Kenneth Rainin Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 509,561
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 509,561
	8	SHARED DISPOSITIVE POWER - 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 509,561
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.5%
12	TYPE OF REPORTING PERSON CO

CUSIP NO. 006854202

1	NAME OF REPORTING PERSON Kenneth Rainin Charitable Lead Annuity Trust No. 1 dtd 03/26/90
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 57,353
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 57,353
	8	SHARED DISPOSITIVE POWER - 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,353
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 1%
12	TYPE OF REPORTING PERSON OO

CUSIP NO. 006854202

1	NAME OF REPORTING PERSON Kenneth Rainin Charitable Lead Annuity Trust No. 2 dtd 03/26/90
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 101,918
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 101,918
	8	SHARED DISPOSITIVE POWER - 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 101,918
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 1%
12	TYPE OF REPORTING PERSON OO

CUSIP NO. 006854202

1	NAME OF REPORTING PERSON Kenneth Rainin Charitable Lead Annuity Trust No. 3 dtd 03/26/90
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 739,249
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 739,249
	8	SHARED DISPOSITIVE POWER - 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 739,249*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12	TYPE OF REPORTING PERSON OO

____________________
* Includes 70,417 Shares owned directly.

CUSIP NO. 006854202

1	NAME OF REPORTING PERSON Rainin Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 739,249
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 739,249
	8	SHARED DISPOSITIVE POWER - 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 739,249
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12	TYPE OF REPORTING PERSON OO

CUSIP NO. 006854202

1	NAME OF REPORTING PERSON Jennifer Rainin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 739,249
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 739,249
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 739,249
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 006854202

1	NAME OF REPORTING PERSON Robert Stockman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 739,249
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 739,249
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 739,249
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 006854202

Item 1(a).	Name of Issuer:

Adept Technology, Inc., a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

5960 Inglewood Drive
Pleasanton, California 94588

Item 2(a).	Name of Person Filing:

This statement is filed by the Kenneth Rainin Foundation, a California non-profit corporation (the “Rainin Foundation”), Kenneth Rainin Charitable Lead Annuity Trust No. 1 dtd 03/26/90, a California trust (“Rainin Trust 1”), Kenneth Rainin Charitable Lead Annuity Trust No. 2 dtd 03/26/90, a California trust (“Rainin Trust 2”), Kenneth Rainin Charitable Lead Annuity Trust No. 3 dtd 03/26/90, a California trust (“Rainin Trust 3”), Rainin Group, LLC, a California limited liability company (“Rainin Group”), Jennifer Rainin and Robert Stockman. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Rainin Group serves as the investment manager of each of the Rainin Foundation, Rainin Trust 1, Rainin Trust 2 and Rainin Trust 3. Rainin Trust 3 serves as the managing member of Rainin Group. Each of Ms. Rainin and Mr. Stockman serves as a trustee of each of Rainin Trust 1, Rainin Trust 2 and Rainin Trust 3. Ms. Rainin also serves as a director and the President and CEO of the Rainin Foundation. By virtue of these relationships, Rainin Group, Rainin Trust 3, Ms. Rainin and Mr. Stockman may be deemed to beneficially own the Shares (as defined below) owned directly by the Rainin Foundation, Rainin Trust 1, Rainin Trust 2 and Rainin Trust 3.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal office of each of the Reporting Persons is 155 Grand Avenue, Suite 1000 Oakland, California 94612.

Item 2(c).	Citizenship:

The Rainin Foundation, Rainin Trust 1, Rainin Trust 2, Rainin Trust 3 and Rainin Group are organized under the laws of the State of California. Ms. Rainin and Mr. Stockman are citizens of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value per share (the “Shares”).

Item 2(e).	CUSIP Number:

006854202

CUSIP NO. 006854202

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

/x/	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	Non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership.

(a)	Amount beneficially owned:

As of the close of business on July 28, 2015:

(i)	The Rainin Foundation directly owned 509,561 Shares;

(ii)	Rainin Trust 1 directly owned 57,353 Shares;

(iii)	Rainin Trust 2 directly owned 101,918 Shares;

(iv)
Rainin Trust 3 directly owned 70,417 Shares, and as the managing member of Rainin Group, which serves as the investment manager of each of the Rainin Foundation, Rainin Trust 1, Rainin Trust 2 and Rainin Trust 3, Rainin Trust 3 may be deemed the beneficial owner of an aggregate of 739,249 Shares, consisting of the (i) 509,561 Shares owned by the Rainin Foundation, (ii) 57,353 Shares owned by Rainin Trust 1, (iii) 101,918 Shares owned by Rainin Trust 2 and (iv) 70,417 Shares owned by Rainin Trust 3;

CUSIP NO. 006854202

(v)
Rainin Group, as the investment manager of each of the Rainin Foundation, Rainin Trust 1, Rainin Trust 2 and Rainin Trust 3, may be deemed the beneficial owner of an aggregate of 739,249 Shares, consisting of the (i) 509,561 Shares owned by the Rainin Foundation, (ii) 57,353 Shares owned by Rainin Trust 1, (iii) 101,918 Shares owned by Rainin Trust 2 and (iv) 70,417 Shares owned by Rainin Trust 3; and

(vi)
Ms. Rainin and Mr. Stockman, as trustees of each of Rainin Trust 1, Rainin Trust 2 and Rainin Trust 3, may be deemed the beneficial owners of an aggregate of 739,249 Shares, consisting of the (i) 509,561 Shares owned by the Rainin Foundation, (ii) 57,353 Shares owned by Rainin Trust 1, (iii) 101,918 Shares owned by Rainin Trust 2 and (iv) 70,417 Shares owned by Rainin Trust 3.

The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that are not directly owned by such Reporting Person.

(b)	Percent of class:

The following percentages are based on 14,563,753 Shares outstanding as of June 5, 2015, which is the total number of Shares expected to be outstanding as reported in the Issuer’s Prospectus Supplement filed pursuant to Rule 424(b)(5) with the Securities and Exchange Commission on June 3, 2015.

As of the close of business on July 28, 2015, (i) the Rainin Foundation beneficially owned approximately 3.5% of the outstanding Shares (ii) Rainin Trust 1 beneficially owned less than 1% of the outstanding Shares, (iii) Rainin Trust 2 beneficially owned less than 1% of the outstanding Shares and (iv) each of Rainin Group, Rainin Trust 3, Ms. Rainin and Mr. Stockman may be deemed to beneficially own approximately 5.1% of the outstanding Shares.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote:

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of:

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of:

See Cover Pages Items 5-9.

CUSIP NO. 006854202

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 006854202

SIGNATURE

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 6, 2015

Kenneth Rainin Foundation

By:	/s/ Jennifer Rainin
	Name:	Jennifer Rainin
	Title:	President, CEO and Director

Kenneth Rainin Charitable Lead Annuity Trust No. 1 dtd 03/26/90

By:	/s/ Jennifer Rainin
	Name:	Jennifer Rainin
	Title:	Trustee

Kenneth Rainin Charitable Lead Annuity Trust No. 2 dtd 03/26/90

By:	/s/ Jennifer Rainin
	Name:	Jennifer Rainin
	Title:	Trustee

Kenneth Rainin Charitable Lead Annuity Trust No. 3 dtd 03/26/90

By:	/s/ Jennifer Rainin
	Name:	Jennifer Rainin
	Title:	Trustee

Rainin Group, LLC

By:	Kenneth Rainin Charitable Lead Annuity Trust No. 3 dtd 03/26/90, Managing Member

By:	/s/ Jennifer Rainin
	Name:	Jennifer Rainin
	Title:	Trustee

CUSIP NO. 006854202

/s/ Jennifer Rainin
Jennifer Rainin

/s/ Robert Stockman
Robert Stockman